Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS

JINXIN TECHNOLOGY HOLDING COMPANY

Page(s)
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2024 AND JUNE 30, 2025	F-2
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-3
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-4
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-5
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025	F-6

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2024 AND JUNE 30, 2025
(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	June 30, 2025 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	92,586	55,155	7,699
Short-term investments	9,085	31,789	4,438
Accounts receivable	53,843	43,141	6,022
Inventories	107	4,115	574
Advance to suppliers	3,627	9,654	1,348
Amount due from related parties	802	244	34
Other current assets	2,535	3,507	490
Total current assets	162,585	147,605	20,605

Non-current assets:
Long-term investments	11,905	17,476	2,440
Property and equipment, net	1,938	2,115	295
Construction-in-progress	—	6,132	856
Intangible assets, net	61,730	66,991	9,352
Operating lease right-of-use assets, net	5,124	3,792	529
Total non-current assets	80,697	96,506	13,472
Total assets	243,282	244,111	34,077

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	38,018	58,766	8,204
Accrued expenses and other liabilities	4,545	3,833	536
Tax payables	4,543	4,516	630
Operating lease liabilities – current	2,645	2,129	297
Amount due to related parties	7	—	—
Contract liabilities	25,036	19,295	2,693
Total current liabilities	74,794	88,539	12,360

Non-current liabilities:
Operating lease liabilities – non-current	2,867	1,615	226
Other non-current liabilities	1,792	1,792	250
Total non-current liabilities	4,659	3,407	476
Total liabilities	79,453	91,946	12,836

Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,152,740,747 and 1,230,609,377 issued and outstanding as of December 31, 2024 and June 30, 2025)	119	126	18
Additional paid-in capital	267,626	275,456	38,452
Statutory reserve	7,411	7,460	1,041
Accumulated deficit	(143,585)	(164,928)	(23,023)
Accumulated other comprehensive income	399	1,484	207
Total JINXIN TECHNOLOGY HOLDING COMPANY shareholders’ equity	131,970	119,598	16,695
Non-controlling interests	31,859	32,567	4,546
Total equity	163,829	152,165	21,241
Total liabilities, and equity	243,282	244,111	34,077

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net revenues	197,948	208,502	29,106
Cost of revenues	(130,139)	(177,529)	(24,782)
Gross profit	67,809	30,973	4,324
Sales and marketing expenses	(10,995)	(8,805)	(1,229)
General and administrative expenses	(11,858)	(20,715)	(2,892)
Research and development expenses	(12,997)	(25,359)	(3,540)
Total operating expenses	(35,850)	(54,879)	(7,661)
Operating income (loss)	31,959	(23,906)	(3,337)
Other income	560	4	1
Other expenses	(3)	—	—
Interest income	88	136	19
Gain from equity method investments	270	2,571	359
Investment income	366	404	56
Exchange gain (loss)	14	(1,558)	(217)
Government subsidy	294	1,273	178
Income (loss) before income taxes	33,548	(21,076)	(2,941)
Income tax expense	(18)	—	—
Net income (loss)	33,530	(21,076)	(2,941)
Less: net loss attributable to non-controlling interests	(6,907)	(218)	(30)
Net income (loss) attributable to the Company’s ordinary shareholders	26,623	(21,294)	(2,971)

Comprehensive income (loss)
Net income (loss)	33,530	(21,076)	(2,941)
Other comprehensive income
Foreign currency translation adjustment	—	1,085	150
Total comprehensive income (loss)	33,530	(19,991)	(2,791)
Less: comprehensive loss attributable to non-controlling interests	(6,907)	(218)	(30)
Comprehensive income (loss) attributable to the Company’s ordinary shareholders	26,623	(20,209)	(2,821)

Earnings (loss) per share:
Ordinary shares – basic	0.06	(0.02)	(0.00)
Ordinary shares – diluted	0.06	(0.02)	(0.00)

Weighted average shares outstanding used in calculating basic and diluted earnings (loss) per share:
Ordinary shares – basic	416,920,000	1,165,980,212	1,165,980,212
Ordinary shares – diluted	466,190,000	1,202,529,588	1,202,529,588

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
SHAREHOLDERS’ EQUITY FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares)

	Ordinary shares		Preferred shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total JINXIN TECHNOLOGY HOLDING COMPANY Shareholder’s	Non- controlling	Total shareholder’s
	Shares	Amount	Shares	Amount	capital	reserve	earnings	Income (Loss)	equity	interests	Equity
Balance, December 31, 2023 (RMB)	416,920,000	41	193,480,000	21	13,336	5,268	(161,713)	399	(142,648)	21,571	(121,077)
Net income	—	—	—	—	—	—	26,623	—	26,623	6,907	33,530
Share-based compensation	—	—	—	—	4	—	—	—	4	—	4
Balance, June 30, 2024 (RMB)	416,920,000	41	193,480,000	21	13,340	5,268	(135,090)	399	(116,021)	28,478	(87,543)
Balance, December 31, 2024 (RMB)	1,152,740,747	119	—	—	267,626	7,411	(143,585)	399	131,970	31,859	163,829
Net loss	—	—	—	—	—	—	(21,294)	—	(21,294)	218	(21,076)
Share-based compensation	—	—	—	—	5,184	—	—	—	5,184	—	5,184
Capital contribution from shareholders	77,868,630	7	—	—	2,646	—	—	—	2,653	—	2,653
Transfer to statutory reserve	—	—	—	—	—	49	(49)	—	—	—	—
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	490	490
Foreign currency translation adjustment	—	—	—	—	—	—	—	1,085	1,085	—	1,085
Balance, June 30, 2025 (RMB)	1,230,609,377	126	—	—	275,456	7,460	(164,928)	1,484	119,598	32,567	152,165
Balance, June 30, 2025 (US$)		18	—	—	38,452	1,041	(23,023)	207	16,695	4,546	21,241

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	33,530	(21,076)	(2,941)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,186	18,808	2,625
Loss (gain) from equity method investments	(270)	(2,571)	(359)
Investment income	—	(204)	(28)
Share based compensation expense	4	5,184	724
Changes in operating assets and liabilities:
Non-cash lease expense	1,210	1,332	186
Accounts receivable	(17,141)	10,702	1,494
Advance to suppliers	2,152	(6,027)	(841)
Inventories	763	(4,008)	(560)
Amount due from related parties	(166)	558	78
Other current assets	(21)	(972)	(136)
Accounts payable	(3,200)	20,747	2,896
Contract liabilities	(11,557)	(5,742)	(802)
Accrued expenses and other payables	2,023	(712)	(99)
Tax payables	890	(27)	(4)
Lease liabilities	(1,407)	(1,768)	(247)
Amount due to related parties	(4)	(7)	(1)
Net cash provided by operating activities	19,992	14,217	1,985

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(6,813)	(951)
Purchase of intangible assets	(26,212)	(23,636)	(3,299)
Payments for short-term investments	(30,780)	(22,500)	(3,141)
Payments for long-term investments	(3,000)	(3,000)	(419)
Net cash used in investing activities	(59,992)	(55,949)	(7,810)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred IPO expense	(3,024)	—	—
Capital contribution from non-controlling interests in subsidiaries	—	490	68
Proceeds from the initial public offering	—	3,041	424
Net cash used in financing activities	(3,024)	3,531	492
Effect of exchange rate changes	—	770	107
Net decrease in cash and cash equivalents	(43,024)	(37,431)	(5,226)
Cash and cash equivalents at beginning of year	75,132	92,586	12,925
Cash and cash equivalents at end of year	32,108	55,155	7,699

Supplemental disclosures of cash flows information:
Cash paid for interest expense	—	—	—
Cash paid for income taxes	—	—	—

Supplemental disclosure of noncash information:
Liabilities assumed in connection with purchase of intangible assets	—	—	—
Liabilities assumed in connection with unpaid professional service fee	—	—	—
Operating lease right of use assets obtained exchange for operating lease liabilities	—	—	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION

(a) Nature of operations

JINXIN TECHNOLOGY HOLDING COMPANY (the “Company’’) was incorporated in the Cayman Islands in August 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE’’) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in provision of digital textbook subscription services in the People’s Republic of China (the “PRC’’ or “China’’). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Jin Xu (the “Founder’’) and the nominee shareholders of the VIE.

In August, 2015, the Company established a wholly-owned subsidiary, Namibox Limited (“Namibox HK”), in accordance with the laws and regulations in Hong Kong.

In November, 2015, Namibox HK established a wholly-owned subsidiary, Shanghai Mihe Information Technology Co., Ltd. (“Shanghai Mihe”), a wholly-owned foreign enterprise (“WFOE”) incorporated in the People’s Republic of China (“PRC”), as part of a restructure of the Company.

Namibox HK and Shanghai Mihe are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the incorporation of the Company and the completion of the Corporate Reorganization (as defined below), the main operating activities of the Company were carried out by Shanghai Jinxin Network Technology Co., Ltd. (“Shanghai Jinxin” or the “VIE”) and its subsidiaries, which were all established in the PRC. Shanghai Jinxin are principally engaged in provision of digital textbook subscription services in PRC.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries:
Namibox Limited (“Namibox HK”)	August, 2015	Hong Kong	100% owned by Jinxin Technology Holding Company	Investment holding
Shanghai Mihe Information Technology Co., Ltd. (“Shanghai Mihe”)	November, 2015	PRC	100% owned by Namibox HK	Investment holding
Variable Interest Entities (the “VIEs”)
Shanghai Jinxin Network Technology Co., Ltd. (“Shanghai Jinxin”)	April, 2014	PRC	Contractual arrangements	Provision of digital textbook subscription services
Held directly by Shanghai Jinxing
Zhongjiao Enshi Education Technology (Shanghai) Co., Ltd. (“Zhongjiao Enshi”)	June, 2019	PRC	52% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Pindu Education Technology Co., Ltd. (“Shanghai Pindu”)	October, 2020	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Shanghai Mouding Education Technology Co., Ltd. (“Shanghai Mouding”)	May, 2021	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Shanghai Jingche Network Technology Co., Ltd. (“Shanghai Jingche”)	October, 2022	PRC	100% owned by Shanghai Jinxin	Provision of digital textbook subscription services
Hainan Aixin Education Technology Limited (“Hainan Aixin”)	January, 2025	PRC	51% owned by Shanghai Jinxin	Provision of digital textbook subscription services

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in engage in radio and television program production and operation business and value-added telecommunication business. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and a PRC entity (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC 810-10, the Company is deemed to be the primary beneficiary of Shanghai Jinxin and the financial positions, the operating results and cash flows of Shanghai Jinxin and its subsidiaries are consolidated in the Company’s unaudited interim condensed consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

●	Exclusive Technology and Consulting Service Agreement

Pursuant to the Exclusive Technology and Consulting Service Agreement, Shanghai Jinxin is obliged to pay service fee to Shanghai Mihe for the exclusive services such as technical services, Internet support, business consulting, marketing consulting, system integration, product development and system maintenance. The service fee shall consist of 100% of the profit before tax of Shanghai Jinxin, after the deduction of all costs, expenses, taxes and other fee required under PRC laws and regulations. Shanghai Jinxin agrees not to accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the exclusive technology and consulting service agreements with any third party. And Shanghai Mihe shall have exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by itself and Shanghai Jinxin. The Exclusive Technology and Consulting Service Agreement shall remain effective unless terminated (i) by Shanghai Mihe with prior written notice in accordance with the provisions of the Exclusive Technology and Consulting Service Agreement; or (ii) upon the expiration of the operation period of Shanghai Jinxin pursuant to PRC laws and regulations.

●	Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of Shanghai Jinxin have unconditionally and irrevocably granted Shanghai Mihe or its designated purchaser the right to purchase all or part of their equity interests in Shanghai Jinxin (“Equity Option”). The purchase price payable by Shanghai Mihe in respect of the transfer of equity interests upon exercise of the Equity Option shall be RMB1.0 or equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shanghai Mihe or its designated purchaser shall have the right to purchase such proportion of equity interests in Shanghai Jinxin as it decides at any time. In addition, Shanghai Jinxin also unconditionally and irrevocably granted an exclusive option to Shanghai Mihe or its designated person to purchase all or any of its assets at a purchase price of the lowest price permitted under PRC laws and regulations. Shanghai Mihe shall have absolute discretion as to when and in what manner to exercise the option to purchase assets of Shanghai Jinxin permitted by PRC laws and regulations. In the event of such purchase, Shanghai Mihe or its designated person will enter into an asset transfer agreement with Shanghai Jinxin to set out detailed arrangements.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

The Exclusive Option Agreement shall remain effective unless terminated (i) in accordance with the provisions of the Exclusive Option Agreement or any other supplemental agreements; or (ii) the entire equity interests held by the shareholders of Shanghai Jinxin in Shanghai Jinxin have been transferred to Shanghai Mihe or its designated person.

●	Powers of Attorneys

Pursuant to the Powers of Attorneys, each of the shareholders of Shanghai Jinxin irrevocably authorized Shanghai Mihe or its designee(s) to act on their respective behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholders concerning all the equity interest held by each of them in Shanghai Jinxin, including but not limited to proposing to convene or attend shareholder meetings, signing resolutions and minutes of such meetings, exercising all the rights as shareholders in such meeting (including but not limited to voting rights, nomination rights and appointment rights), the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole, and exercising all other rights as shareholders. The Powers of Attorneys will remain irrevocable and effective during the period that the shareholder remains his/her/its shareholding.

●	Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements, each of the shareholders of Shanghai Jinxin unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interests in Shanghai Jinxin together with all related rights thereto to Shanghai Mihe as security for performance of the contractual arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Shanghai Mihe as a result of any event of default on the part of the shareholders of Shanghai Jinxin, Shanghai Jinxin and all expenses incurred by Shanghai Mihe as a result of enforcement of the obligations of the shareholders of Shanghai Jinxin and/or Shanghai Jinxin under the contractual arrangements. Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Shanghai Mihe shall have the right to (i) require the shareholders of Shanghai Jinxin to immediately pay any amount payable under the contractual arrangements; or (ii) to purchase, auction or sell all or part of the pledged equity interests in Shanghai Jinxin and will have priority in receiving the proceeds from such disposal.

The said equity pledge under the Equity Pledge Agreements takes effect upon the completion of registration with relevant administrative department of industry and commerce and shall remain valid until after all the contractual obligations of the shareholders of Shanghai Jinxin and Shanghai Jinxin under the relevant contractual arrangements have been fully performed and all the outstanding debts of the shareholders of Shanghai Jinxin and/or Shanghai Jinxin under the relevant contractual arrangements have been fully paid.

●	Business Operation Agreement

Pursuant to the Business Operation Agreement, the shareholders of Shanghai Jinxin and Shanghai Jinxin have jointly and severally further undertaken to Shanghai Mihe that, without the prior written consent of Shanghai Mihe, Shanghai Jinxin shall not engage in any transactions or actions that may have substantial adverse impact on its assets, business, staff, obligations, rights or results of operations. The shareholders of Shanghai Jinxin have agreed to accept, and strictly follow, the advice and instructions from Shanghai Mihe on the appointment and dismissal of relevant staff, the daily operation and management, and the financial management policies, among other things, from time to time. If the cash of Shanghai Jinxin is not enough to pay its debt, Shanghai Mihe is liable to pay the debt; if the loss of Shanghai Jinxin leads to a net asset balance of less than the its registered capital, Shanghai Mihe shall be liable to make up for the deficiency; if one party lacks the necessary working capital to maintain its daily business operations, it may request the other party to provide short-term interest-free loans.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

●	Spouse Consents

Pursuant to the Spouse Consents, the respective spouse of the Individual Shareholders of Shanghai Jinxin has irrevocably undertaken that, including without limitation to, the spouse (i) has full knowledge of and has consented to the entering into of the contractual arrangements by the relevant Individual Registered Shareholder; (ii) undertakes to execute all documents and take all actions necessary to ensure the proper performance of the contractual arrangements (as amended from time to time); and (iii) undertakes that if he/she acquires any equity interest in Shanghai Jinxin held by his/her spouse, he/she shall be bound by the existing contractual arrangements, and upon request by Shanghai Mihe, will enter into the substantially similar contractual arrangements.

The Company believes that Shanghai Jinxin is considered a VIE under Accounting Codification Standards (“ASC”) 810 “Consolidation”, because the equity investors in Shanghai Jinxin no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Mihe, is the primary beneficiary of Shanghai Jinxin and controls Shanghai Jinxin’s operations. Accordingly, Shanghai Jinxin has been consolidated as a deemed subsidiary into the Company as a reporting company under ASC 810.

As required by ASC 810-10, the Company performs a qualitative assessment to determine whether the Company is the primary beneficiary of Shanghai Jinxin which is identified as a VIE of the Company. A quality assessment begins with an understanding of the nature of the risks in the entity as well as the nature of the entity’s activities including terms of the contracts entered into by the entity, ownership interests issued by the entity and the parties involved in the design of the entity. The Company’s assessment of the involvement with Shanghai Jinxin reveals that the Company has the absolute power to direct the most significant activities that impact the economic performance of Shanghai Jinxin. Shanghai Mihe is obligated to absorb a majority of the loss from Shanghai Jinxin activities and receive a majority of Shanghai Jinxin’s expected residual returns. In addition, Shanghai Jinxin’s shareholders have pledged their equity interest in Shanghai Jinxin to Shanghai Mihe, irrevocably granted Shanghai Mihe an exclusive option to purchase, to the extent permitted under PRC Law, all or part of the equity interests in Shanghai Jinxin and agreed to entrust all the rights to exercise their voting power to the person(s) appointed by Shanghai Mihe. Under the accounting guidance, the Company is deemed to be the primary beneficiary of Shanghai Jinxin and the financial positions, the operating results and cash flows of Shanghai Jinxin and Shanghai Jinxin’s subsidiaries are consolidated in the Company for financial reporting purposes.

Comparative VIE financials, are set forth below:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Current assets	136,198	123,896	17,295
Non-current assets:	68,160	84,693	11,823
Total assets	204,358	208,589	29,118
Current liabilities:	72,837	88,057	12,292
Non-current liabilities:	4,659	3,407	476
Total liabilities	77,496	91,464	12,768
Net asset	126,862	117,125	16,350

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

	For the six months ended June 30,
	2024	2025	2025
	RMB	RMB	US$
Net income (loss)	35,940	(10,227)	(1,428)
Net cash provided by operating activities	17,520	18,887	2,637
Net cash used in investing activities	(59,992)	(55,949)	(7,810)
Net cash provided by (used in) financing activities	(142)	490	68

Quantitative Metrics of the VIE, Shanghai Jinxin are set forth below:

	As of June 30, 2025
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	Consolidated Financials	% of the Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$	Financials
	A	B	C	D	E	F=A+B+C+D+E		G=D/F

Cash and cash equivalents	10,321	962	21,291	22,581	—	55,155	7,699	41%
Other current assets	—	178	6,068	101,315	(15,111)	92,450	12,906	110%
Intercompany receivable from subsidiaries	189,385	—	—	—	(189,385)	—	—	N/A
Intercompany receivable from WFOE	55,876	—	—	—	(55,876)	—	—	N/A
Investment in WFOE	—	—	157,599	—	(157,599)	—	—	N/A
Investment in subsidiaries	917	—	—	—	(917)	—	—	—
Other non-current assets	11,795	18	—	84,693	—	96,506	13,472	88%
Total assets	268,294	1,158	184,958	208,589	(418,888)	244,111	34,077	85%
Other current liabilities	9,256	6,226	111	88,057	(15,111)	88,539	12,360	99%
Intercompany payables to parent company	—	55,874	187,751	—	(243,625)	—	—	N/A
Non-current liabilities	—	—	—	3,407	—	3,407	476	100%
Total liabilities	9,256	62,100	187,862	91,464	(258,736)	91,946	12,836	99%
Total shareholders’ equity (deficit)	259,038	(60,942)	(2,904)	117,125	(160,152)	152,165	21,241	77%
Total liabilities and shareholders’ equity (deficit)	268,294	1,158	184,958	208,589	(418,888)	244,111	34,077	85%

Revenues	—	942	185	207,375	—	208,502	29,106	99%
Gross (loss) profit	(298)	175	184	30,912	—	30,973	4,324	100%
Total operating expenses	5,877	1,968	1,752	45,282	—	54,879	7,661	83%
Net income (loss)	(7,781)	(1,653)	(1,415)	(10,227)	—	(21,076)	(2,941)	49%
Total comprehensive income (loss)	(8,155)	(1,653)	44	(10,227)	—	(19,991)	(2,791)	51%

Net cash (used in) provided by operating activities	(2,856)	284	(748)	18,887	(1,350)	14,217	1,985	133%
Net cash used in investing activities	(917)	—	—	(55,949)	917	(55,949)	(7,810)	100%
Net cash provided by financing activities	3,041	—	917	490	(917)	3,531	492	14%
Effect of Exchange rate on cash	59	—	(639)	—	1,350	770	107	N/A

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

	As of June 30, 2024
	Parent company	WFOE (“Shanghai Mihe”)	Subsidiaries	Shanghai Jinxin and its subsidiaries (the VIEs)	Elimination of intercompany balances	Consolidated Financials	% of the Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	Financials
	A	B	C	D	E	F=A+B+C+D+E	G=D/F

Cash and cash equivalents	113	1,518	22,316	8,161	—	32,108	25%
Other current assets	—	32	9,323	114,104	(2,538)	120,921	94%
Intercompany receivable from subsidiaries	187,357	—	—	—	(187,357)	—	N/A
Intercompany receivable from WFOE	55,874	—	—	—	(55,874)	—	N/A
Investment in WFOE	—	—	156,790	—	(156,790)	—	N/A
Other non-current assets	713	52	—	43,112	(714)	43,163	100%
Total assets	244,057	1,602	188,429	165,377	(403,273)	196,192	84%
Other current liabilities	—	3,381	4,698	33,295	(3,252)	38,122	87%
Intercompany payables to parent company	—	55,874	187,357	—	(243,231)	—	N/A
Non-current liabilities	—	—	—	4,202	—	4,202	100%
Total liabilities		59,255	192,055	37,497	(246,483)	42,324	89%
Total mezzanine equity and shareholders’ equity (deficit)	244,057	(57,653)	(3,626)	127,880	(156,790)	153,868	83%
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	244,057	1,602	188,429	165,377	(403,273)	196,192	84%

Revenues	—	—	—	197,948	—	197,948	100%
Gross (loss) profit	—	—	—	67,809	—	67,809	100%
Total operating income (expenses)	(20)	2,236	232	33,402	—	35,850	93%
Net income (loss)	1,232	(2,233)	(1,409)	35,940	—	33,530	107%
Total comprehensive income (loss)	1,232	(2,233)	(1,409)	35,940	—	33,530	107%

Net cash (used in) provided by operating activities	55	887	(1,352)	17,520	2,882	19,992	88%
Net cash used in investing activities	—	—	—	(59,992)	—	(59,992)	100%
Net cash provided by financing activities	—	—	—	(142)	(2,882)	(3,024)	5%

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1. ORGANIZATION (cont.)

As of June 30, 2025, Jinxin Technology Holding Company had made cumulative capital contributions of RMB146.9 million to the WFOE through its intermediate holding company, and had transferred RMB55.9 million to the WFOE by way of intra-group loans. For the six months ended June 30, 2024 and 2025, the VIE transferred nil and nil to the WFOE, respectively, through intra-group loans. For the six months ended June 30, 2024 and 2025, the WFOE transferred nil and nil to the VIE, respectively, through repayment of loans. Apart therefrom, no other cash or asset was transferred between Jinxin Technology Holding Company, its subsidiaries, and the VIE for the six months ended June 30, 2024 and 2025.

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets disclosed in Note 15. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and VIE’s subsidiaries in its unaudited interim condensed consolidated financial statements as it may lose the ability to exert control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE and VIE’s subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIE.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding financial reporting that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2024. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2025. The unaudited interim condensed consolidated balance sheets as of December 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2024.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries, VIE and VIE’s subsidiaries have been eliminated. The non-controlling interests in consolidated subsidiaries are shown separately in the unaudited interim condensed consolidated financial statements.

Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of property, equipment and software, assessment for impairment of long-lived assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, valuation of deferred tax assets and current expected credit loss of receivables. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiaries which are incorporated in Hong Kong (“HK”) is United States dollars (“US$”). The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters, (“ASC 830”).

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited interim condensed consolidated statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the unaudited interim condensed consolidated statements of comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ equity.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 to RMB 7.1636, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2025, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily include wealth management financial products with variable interest issued by commercial banks with the intention to be sold within twelve months. The Company account for short-term investments in accordance with ASC 320 and records at fair value. Interest income are reflected on the unaudited interim condensed consolidated statements of comprehensive income.

Accounts receivable and allowance for credit losses

Accounts receivable are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the debtors as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On January 1, 2023, the Company adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. Pursuant to ASC 326, an allowance for credit losses for financial assets, including accounts receivable, carried at amortized cost to present the net amount expected to be collected as of the balance sheet date. Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Company determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date. The Company pools financial assets based on similar risk characteristics to estimate expected credit losses. The Company estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Company closely monitors its accounts receivable including timely account reconciliations, detailed reviews of past due accounts, updated credit limits, and monthly analysis of the adequacy of their reserve for credit losses.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventory are determined using the first-in-first-out method. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. For all periods presented, there were no inventory reserves recognized.

Construction-in-progress

Intangible assets that are purchased or constructed which require a period of time before the assets are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these assets are ready for their intended use.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

Category	Estimated useful life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Computer and electronic equipment	3 – 5 years
Office equipment	3 – 5 years
Motor vehicles	5 years

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives from 1 to 5 years. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed. No impairment charge was recognized for the six months ended June 30, 2024 and 2025, respectively.

Category	Estimated useful life
Purchased copyright	1 – 5 years

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Impairment charge recognized for the six months ended June 30, 2024 and 2025 was nil.

Long-term investments

The Company’s long-term investments include equity investments in entities. Investments in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investments at cost and then market value. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, short-term investments, accounts receivables, amounts due from related parties, accounts payables, amounts due to related parties, accrued expenses and other liabilities excluding payroll and welfare payables. As of December 31, 2024 and June 30, 2025, the carrying values of these financial assets and liabilities approximate their fair values.

The following table summarizes the carrying values of the Company’s financial instruments that the management believes should be categorized as Level 2:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Financial assets:
Short-term investments	9,085	31,789	4,438

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer;

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When either party to a contract has performed, the Company presents the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Company’s right to consideration in exchange for goods and services that the Company has transferred to a customer. A receivable is recorded when the Company has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Company has a right to an amount of consideration that is unconditional, before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer.

Subscription revenue from users

The Company generates subscription revenue from its catalogue of digital educational content directly provisioned to end users via its “Mami Box” platform. The Company identifies the content subscribers as its customers. The performance obligation is the provision of the digital educational content to user over the prescribed subscription period. The subscription period for the majority is twelve months or less. The subscription revenue is recognized over the period of customer’s subscription. The Company typically receives payment when the users initiate the subscription of the digital educational content.

Licensing revenues from content aggregators and distributors

The Company generates licensing revenue through partnering with content aggregators and distributors (normally they are major telecom and broadcast operators in China) whereby allowing to distribute the digital content through their platforms. For purposes of revenue recognition, management believes that the content aggregators and distributors should be identified its customers. The performance obligation is provision of digital educational content to the customers and allow them distributed via their platform over a contracted period. The Company signs master service agreements with customers that set forth a contract period, which is typically twelve months. The Company receives a statement from its customers on either a monthly or quarterly basis indicating the Company’s potential entitlement to licensing fees based on the amount of content delivered to end user subscribers of the customer. After the Company reviews and agrees to the statement sent by the customers, the Company will receive payment within the standard agreed upon terms, which typically within 15-60 days. The revenue is recognized at the point in time when the statement is mutually agreed upon by both parties.

Revenue from content sold to hardware manufacturers

The Company generates revenue by selling its content to hardware manufacturers in China whereby they are allowed to install the Company’s digital educational content on the manufacturers’ devices for sale to end users. For purposes of revenue recognition, management has identified that the hardware manufacturers as its customers. The performance obligation is to make available its catalogue of digital educational content to its customers, and allow them to install such content on devices that they manufacture. The Company signs master service agreements with its customers; these agreements typically cover a twelve-month period. As part of the sales process, the Company typically receives purchase order for specific content from the customers, after which the Company will deliver the selected digital educational content to the customers in accordance to the purchase order. The Company typically receives payment in advance prior to delivery of the digital educational content. Revenue is recognized at the point in time when control of the select digital educational content delivered to the customer. The Company provides one year after-sales service to the customers and recognizes a related warranty expense based on the Company’s historical experience rate as well as experience rates typical to the industry.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue from sales of digital educational hardware devices

The Company generates revenue by selling its digital educational hardware devices, featured with the installation of the Company’s digital educational content, to hardware distributors in China, who subsequently resell the digital educational hardware devices to the end users. The Company identifies hardware distributors as its customers. The Company signs contracts with the distributors, which specifies the price, sales quantity of hardware devices and delivery schedule. The Company will deliver the selected digital educational hardware devices to the customers in accordance with the contracts. The Company typically receives payment in advance prior to delivery of the digital educational hardware devices. The promises of digital educational hardware devices and digital educational content should be combined into a single performance obligation since they are highly interrelated. Each promise cannot separately satisfy the requirement of the end customers. Revenue is recognized at the point in time when control of the select digital educational hardware devices delivered to the customers. The Company provides one year after-sales service to the customers and recognizes a related warranty expense based on the Company’s historical experience rate as well as experience rates typical to the industry.

Cost of revenues

Costs of revenues primarily consist of staff costs, digital educational content costs, inventory cost and other direct costs of providing these services or goods.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising expenses, salaries and other compensation-related expenses to sales and marketing personnel and warranty expenses. The Company expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. The Company recorded advertising costs of RMB5,710 and RMB3,655 (US$510) for the six months ended June 30, 2024 and 2025, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll and related expenses for personnel engaged in research and development activities.

General and administrative expenses

General and administrative expenses primarily consist of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation and amortization of fixed assets which are not used in research and development activities, legal and other professional services fees, rental and other general corporate related expenses.

Government subsidy

Government subsidy represent cash subsidies received from the PRC government. Cash subsidies that have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized when received. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Company did not recognize uncertain tax positions as of December 31, 2024 and June 30, 2025.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment that have been excluded from the determination of net income.

Leases

As the lessee, the Company recognizes in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, the Company makes an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities and recognizes lease expenses for such lease generally on a straight-line basis over the lease term.

Operating lease assets are included within operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the consolidated balance sheets as of December 31, 2024 and June 30, 2025.

Share-based compensation

The Company applies ASC 718 (“ASC 718”), “Compensation — Stock Compensation,” to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award, and all of its share-based awards to employees have been classified as equity awards. The cost of these awards is measured based on the fair value at the grant date. The related compensation expense is recognized using an accelerated method over the requisite service period, which generally corresponds to the vesting period. For awards where no future service is required, the cost is expensed immediately on the grant date.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews consolidated revenues and gross profit when making decisions about allocating resources and assessing performance of the company. As a whole and hence, we have only one reportable segment. We do not distinguish between markets or segments for the purpose of internal reporting. As our long-lived assets are substantially located in the PRC and the revenues are mainly generated in the PRC, no geographical segments are presented.

For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of income and comprehensive income.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings (loss) per share

Net income (loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share the income. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method.

Non-controlling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. Non-controlling interests on the consolidated balance sheets are resulted from the consolidating 52.00% equity interest in Zhongjiao Enshi and 51.00% equity interest of Hainan Aixin. The 48.00% of Zhongjiao Enshi and 49.00% of Hainan Aixin are held by third-party institute shareholders.

Statutory reserve

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from their after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Accounting pronouncements adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting: Improvements to Reportable Segment Disclosures,” which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Company’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s adopted this standard as of January 1, 2024. The adoption of this ASU did not have a material significant impact on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income, consolidated statements of shareholders’ (deficit) equity or consolidated statements of cash flows.

Recent accounting pronouncements

The Company is an emerging growth company (“EGC’’) as defined by the Jumpstart Our Business Startups Act (“JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The amendments in ASU 2023-09 requires (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating ASU 2023-09 to determine the impact it may have on its consolidated financial statements disclosures.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in any interim or annual period in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of ASU 2025-05 on its condensed consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive income (loss) and condensed consolidated statements of cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s balance sheets, statements of income and statements of cash flows.

3. CONCENTRATION OF RISKS

(a) Concentration of credit risks

Financial instruments that potentially subject the Company, its subsidiaries, VIE and VIE’s subsidiaries to significant concentration of credit risk primarily cash and cash equivalents and accounts receivables. The carrying amounts of cash and cash equivalents represent the maximum exposure to credit risk. As of December 31, 2024 and June 30, 2025, the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries have RMB92,586 and RMB55,155 (US$7,699) in cash and cash equivalents, respectively, which is mainly held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. In the event of bankruptcy of one of these financial institutions, the Company, its subsidiaries, VIE and VIE’s subsidiaries may not be able to claim its cash and demand deposits back in full. The Company, its subsidiaries, VIE and VIE’s subsidiaries continue to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company, its subsidiaries, VIE and VIE’s subsidiaries perform on its customers and its ongoing monitoring process of outstanding balances. The Company, its subsidiaries, VIE and VIE’s subsidiaries maintain an allowance for credit losses and actual losses have generally been within management’s expectations.

(b) Currency convertibility risk

Substantially majority of the Company, its subsidiaries, VIE and VIE’s subsidiaries’ operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

(c) Major customers and supplying channels

For the six months ended June 30, 2024, one major client accounted for 40.2% of the Company’s total revenues. For the six months ended June 30, 2025, two major clients accounted for 48.8%, 11% of the Company’s total revenues. As of December 31, 2024, four customers accounted for 23.7%, 19.5%, 15.9% and 11.4% of the Company’s total accounts receivable. As of June 30, 2025, three customers accounted for 34.1%, 23.2% and 10.2% of the Company’s total accounts receivable.

For the six months ended June 30, 2024, two vendors respectively accounted for 32.5% and 27.1% of the Company’s total purchases and four suppliers respectively accounted for 32.9%, 28.5%, 17.6% and 10.4% of the Company’s total accounts payable. As of December 31, 2024, two vendors respectively accounted for 22.7% and 22.7% of the Company’s total purchases and one supplier accounted for 35.7% of the Company’s total accounts payable. For the six months ended June 30, 2025, three vendors respectively accounted for 18.3%,15.6% and 13.5% of the Company’s total purchases and one supplier accounted for 22.6% of the Company’s total accounts payable.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Cash at bank	92,216	53,441	7,460
Other cash and cash equivalents	370	1,714	239
	92,586	55,155	7,699

5. SHORT-TERM INVESTMENTS

Short-term investments comprised of the following:

	As of June 30, 2025
	Level 1	Level 2	Level 3	Total	Total
	RMB	RMB	RMB	RMB	US$
Bank Wealth Management	—	31,789	—	31,789.00	4,438
	—	31,789	—	31,789.00	4,438

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
	RMB	RMB	RMB	RMB
Bank Wealth Management	—	9,085	—	9,085
	—	9,085	—	9,085

As of December 31, 2024 and June 30, 2025, the Company had short-term investments, which mainly consists of wealth management products purchased from commercial banks, in the amount of RMB9,085 and RMB31,789 (US$4,438), respectively. These wealth management products bear a highest expected rate of return ranging from 1.51%-2.25%. For the six months ended June 30, 2024 and 2025, the Company recorded investment income of RMB366 and RMB404 (US$56) in the unaudited interim condensed consolidated statements of comprehensive income.

6. ACCOUNTS RECEIVABLE

Accounts receivable and the allowance for credit losses consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Accounts receivable	53,843	43,141	6,022
Allowance for credit losses	—	—	—
	53,843	43,141	6,022

As of December 31, 2024 and June 30, 2025, all accounts receivable were due from third party customers. The age of all the of the receivables as of December 31, 2024 and June 30, 2025 was less than one year.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6. ACCOUNTS RECEIVABLE (cont.)

An analysis of the allowance for credit losses was as follows:

As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Balance at beginning of the year	—	—	—
Additional provision charged to expense	—	—	—
Balance at the end of the year	—	—	—

7. INVENTORIES

Inventories consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Finished goods	107	4,115	574
	107	4,115	574
Less: provision for impairment of inventories	—	—	—
	107	4,115	574

During the six months ended June 30, 2024 and 2025, the Company recorded provision for impairment of inventories of nil and nil for the obsolete inventories in cost of revenues, respectively.

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
At cost:
Computer and electronic equipment	1,499	1,512	211
Office equipment	219	391	55
Motor vehicles	1,027	1,522	212
Leasehold improvements	1,676	1,677	234
	4,421	5,102	712
Less: Accumulated depreciation	(2,483)	(2,987)	(417)
	1,938	2,115	295

Depreciation expense was RMB258 and RMB504 (US$70) for the six months ended June 30, 2024 and 2025, respectively.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

9. INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Purchased copyright	80,789	91,681	12,799
Less: accumulated amortization	(19,059)	(24,690)	(3,447)
Balance at the end of the year	61,730	66,991	9,352

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of one to five years.

Amortization expense was RMB12,928 and RMB18,304 (US$2,555) for the six months ended June 30, 2024 and 2025, respectively.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
Remaining of 2025	14,003	1,955
2026	21,215	2,961
2027	14,543	2,030
2028	6,013	839
2029	4,975	694
Thereafter	6,242	873
	66,991	9,352

10. LONG-TERM INVESTMENTS

The Company’s long-term investments consisted of the following:

Equity method investments	Amounts
RMB
Balance as of December 31, 2023	8,326
Capital contribution by the Company	3,000
Gain attributable to nonconsolidated entity	270
Balance as of June 30, 2024 (RMB)	11,596

Balance as of December 31, 2024	11,905
Capital contribution by the Company	3,000
Gain attributable to nonconsolidated entity	2,571
Balance as of June 30, 2025 (RMB)	17,476
Balance as of June 30, 2025 (US$)	2,440

In June 2016, the Company through its subsidiary, Shanghai Jinxin, and a third company jointly set up Shanghai Diyi Educational Technology Limited (“Shanghai Diyi”). The Company injected capital of RMB10,000, RMB3,000 and RMB3,000 in July 2020, March 2024 and March 2025, respectively, and hold 49.01% of equity interest in Shanghai Diyi. Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Payroll and welfare payables	2,816	3,138	438
Others	1,729	695	98
	4,545	3,833	536

12. TAXATION

Enterprise income tax (“EIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts its primary business operations through the subsidiaries in the PRC and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profits tax rate of 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for the HNTE status every three years. Shanghai Jinxin obtained the HNTE tax status in November 2021 and renewed the HNTE tax status in December 2024, which reduced its statutory income tax rate to 15% from 2021 to 2027. Zhongjiao Enshi obtained the HNTE tax status in December 2020 and renewed the HNTE tax status in November 2023, which reduced its statutory income tax rate to 15% from 2020 to 2026. In addition, Zhongjiao Enshi was qualified as a software enterprise in 2020, and thus was entitled to a five-year tax holiday (full exemption for the first two years and a 50% reduction in the statutory income tax rate for the following three years) until its software enterprise qualification expired.

Income tax expenses comprised of:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Current	18	—	—
Deferred	—	—	—
	18	—	—

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

12. TAXATION (cont.)

The reconciliation of tax computed by applying the statutory income tax rate of 25% for the six months ended June 30, 2024 and 2025 applicable to the PRC operations to income tax expense were as follows:

	For the six months ended June 30,
	2024	2025
Statutory income tax rate	25.00%	25.00%
Income tax exemptions and reliefs	12.89%	(14.52)%
Income tax difference under different tax jurisdictions	(1.27)%	(4.84)%
Non-deductible expense	0.12%	(0.18)%
Development & research expense	(38.38)%	38.27%
Prior year loss carry forward	(15.80)%	—
Effect of change in valuation allowance	17.37%	(43.73)%
Income tax expense	(0.07)%	—

For the purpose of presentation in the consolidated balance sheets, deferred income tax assets and liabilities have been offset, and included in other assets on the accompanying consolidated balance sheets. Significant component of deferred tax assets and liabilities are as follows:

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
Deferred tax assets
Net operating loss carry-forwards	38,955	44,243	6,176
Valuation allowance	(38,955)	(44,243)	(6,176)
Total deferred tax assets	—	—	—

The Company operates through several subsidiaries. Valuation allowance is considered for each of the entities. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis.

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13. Ordinary shares

The Company was incorporated in the Cayman Islands in August 2015 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company authorized 3,500,000,000 shares with US$0.00001428571428 par value and issued 416,920,000 shares to three shareholders in exchange for RMB41 (US$6). As of June 30, 2025, the number of outstanding ordinary shares is 1,230,609,377.

14. RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIE and subsidiaries of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIE and subsidiaries of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the unaudited interim condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIE and subsidiaries of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. Shanghai Mihe was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the six months ended June 30, 2024 and 2025, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s PRC subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles. As of June 30, 2025, restricted net assets of the Company’s PRC subsidiaries were RMB264,059 (US$36,861).

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15. LEASES

The Company entered into operating lease agreements for office spaces and employee dormitories. None of the amounts disclosed below for these leases contains variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

As of June 30, 2025, the Company recognized operating lease liabilities, including current and noncurrent, in the amount of RMB3,744 (US$523) and the corresponding operating lease right-of-use assets of RMB3,792 (US$529).

Rent expense for the six months ended June 30, 2024 and 2025 was RMB1,385 and RMB1,186 (US$166) respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of June 30, 2025 is as follows:

Operating Leases
Remaining of 2025	1,233
2026	2,261
2027	410
2028	—
Total lease payment	3,904
Less imputed interest	(160)
Present value of operating lease liabilities	3,744
Less: current obligation	(2,129)
Long-term obligation as of June 30, 2025 (RMB)	1,615
Long-term obligation as of June 30, 2025 (US$)	226

Supplemental disclosure related to operating leases were as follows:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows for operating leases	1,451	1,233	172
Weighted average remaining lease term of operating leases (years)	2.55	1.70	1.70
Weighted average discount rate of operating leases	4.75%	4.75%	4.75%

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

16. NET REVENUES

The following table presents the Company’s revenues disaggregated by service lines for the six months ended June 30, 2024 and 2025:

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Subscription revenue from users	46,335	28,523	3,982
Licensing revenues from content aggregators and distributors	117,899	144,716	20,202
Revenue from content sold to hardware manufacturers	23,364	14,251	1,989
Revenue from sales of digital educational hardware devices	10,350	21,012	2,933
	197,948	208,502	29,106

The following table presents the movement of the Company’s contract liabilities for the six months ended June 30, 2024 and 2025:

	As of June 30,
	2024	2025
	RMB	RMB	US$
Balance at the beginning of the year	25,806	26,346	3,678
Cash payment received from the customers	44,490	40,716	5,684
Revenue and value-added tax recognized	(56,047)	(47,767)	(6,669)
Balance at the end of the year	14,249	19,295	2,693

The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were RMB52,875 and RMB45,063(US$6,291) for the six months ended June 30, 2024 and 2025, respectively.

17. SHARE BASED COMPENSATION

Share option plan (the “2016 Plan”)

On April 6, 2016, the shareholders and Board of Directors of the Company approved the 2016 Plan. Under the 2016 Plan, the maximum aggregate number of shares that may be issued shall not exceed 130,666,669. The terms of the options shall not exceed ten years from the date of grant. All share options to be granted under the 2016 Plan have a contractual term of six years and generally vest over 2 to 4 years in the grantee’s option agreement. The purpose of the 2016 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards. In 2024, the Company signed renewal agreements with employees whose contractual terms were expiring, extending the contractual terms by three years. As of March 31, 2025, all share awards for an aggregate of 130,666,669 ordinary shares have been granted and have vested pursuant to the 2016 Plan.

A summary of the employee equity award activity under the 2016 Plan is stated below:

	Number of	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic Value
	options	RMB	RMB	Years	RMB
Outstanding, December 31, 2024	49,270,000	0.06	0.06	1.1	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, June 30, 2025	49,270,000	0.06	0.06	0.7	—
Vested and expected to vest at June 30, 2025	49,270,000	0.06	0.06	0.7	—
Exercisable at June 30, 2025	49,270,000	0.06	0.06	0.7	—

Outstanding, December 31, 2023	49,270,000	0.06	0.06	1.9	—
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding, June 30, 2024	49,270,000	0.06	0.06	1.6	—
Vested and expected to vest at June 30, 2024	49,270,000	0.06	0.06	1.6	—
Exercisable at June 30, 2024	49,270,000	0.06	0.06	1.6	—

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

17. SHARE BASED COMPENSATION (cont.)

The aggregate intrinsic value is calculated as the difference between the exercise price of the awards and the fair value of the underlying Ordinary Shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant Ordinary Shares.

Share incentive plan (the “2025 Plan”)

On January 5, 2025, the shareholders and Board of Directors of the Company approved the 2025 Plan. Under the 2025 Plan, the maximum aggregate number of shares that may be issued shall not exceed 63,082,980. On April 27, 2025, the Company adopted the Amended and Restated 2025 Plan, pursuant to which the maximum aggregate number of Ordinary Shares available for grant of awards is increased to 192,502,980.

The terms of the options shall not exceed ten years from the date of grant. The purpose of the 2026 Plan is to selected directors, employees and other eligible persons to incentivize their performance and align their interests with the Company. Under the 2025 plan, restricted shares may be granted to staff members, consultants and non-employee directors

A summary of the restricted share activities under the 2025 Plan is stated below:

	Number of	Weighted- average grant-date fair value
	shares	RMB
Outstanding, December 31, 2024	—	—
Granted	4,539,290	1.15
Vested	(4,539,290)	(1.15)
Canceled/Forfeited	—	—
Outstanding, June 30, 2025	—	—

Total share-based compensation cost for the restricted shares amounted to RMB5,228 for the six months ended June 30, 2025.The Company determined the fair value of restricted shares based on its stock price on the date of grant.

18. RELATED PARTY TRANSACTIONS

a) Related parties

Shanghai Xiyan Enterprise Management Center	Non-controlling shareholder of the Company’s subsidiary
Shanghai Diyi	Equity investee of the Company

b) Amount due from related parties

		As of
Name of Related Party	Nature	December 31, 2024	June 30, 2025
		RMB	RMB	US$
Shanghai Diyi	Accounts receivable	757	244	34
Shanghai Xiyan Enterprise Management Center	Deposit, Prepaid rent fee	45	—	—
		802	244	34

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

18. RELATED PARTY TRANSACTIONS (cont.)

c) Amount due to related parties

As of
Name of Related Party	Nature	December 31, 2024	June 30, 2025
		RMB	RMB	US$
Shanghai Diyi	Advance from Customer	7	—	—
		7	—	—

d) Net Revenues — Related Party

	For the six months ended June 30,
Name of Related Party	2024	2025
	RMB	RMB	US$
Shanghai Diyi	2,634	231	32

e) Cost of revenues — Related Party

	For the six months ended June 30,
Name of Related Party	2024	2025
	RMB	RMB	US$
Shanghai Diyi	972	185	26

f) General and administrative expense — Lease expense

	For the six months ended June 30,
Name of Related Party	2024	2025
	RMB	RMB	US$
Shanghai Xiyan Enterprise Management Center	126	—	—

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	10,995	10,321	1,441
Amount due from subsidiaries	244,981	245,261	34,237
Total current assets	255,976	255,582	35,678

Non-current assets
Intangible assets	12,504	11,795	1,647
Investment in subsidiaries	(126,637)	(138,523)	(19,338)
Total non-current assets	(114,133)	(126,728)	(17,691)
Total assets	141,843	128,854	17,987

JINXIN TECHNOLOGY HOLDING COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

	As of
	December 31, 2024	June 30, 2025
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable	1,642	—	—
Amount due to subsidiaries	8,231	9,256	1,292
Total liabilities	9,873	9,256	1,292

Shareholders’ equity:
Ordinary shares (US$0.00001428571428 par value; 3,500,000,000 and 3,500,000,000 shares authorized; 1,152,740,747 and 1,230,609,377 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	119	126	18
Additional paid-in capital	267,626	275,456	38,452
Statutory reserve	7,411	7,460	1,041
Accumulated deficit	(143,585)	(164,928)	(23,023)
Accumulated other comprehensive income	399	1,484	207
Total shareholders’ equity	131,970	119,598	16,695
Total liabilities, shareholders’ equity	141,843	128,854	17,987

Condensed statement of comprehensive income

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
General and administrative expenses	(20)	(25)	(4)
Research and development expenses	—	(667)	(93)
Total operating expenses	(20)	(692)	(97)
Operating loss	(20)	(692)	(97)
Exchange gain (loss)	1,253	(1,606)	(224)
Share of profits (loss) from subsidiaries and Consolidated VIEs	25,390	(18,996)	(2,650)
Income (loss) before taxes	26,623	(21,294)	(2,971)
Income tax expense	—	—	—
Net income(loss)	26,623	(21,294)	(2,971)

Comprehensive income (loss)
Net income (loss)	26,623	(21,294)	(2,971)
Other comprehensive income (loss)
Foreign currency translation adjustment	—	(1,085)	(151)
Total comprehensive income (loss)	26,623	(22,379)	(3,122)

JINXIN TECHNOLOGY HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025
(Amounts in thousands of RMB and US$, except for number of shares and per share data)

19. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
Net cash provided by (used in) operating activities	55	(2,784)	(389)
Net cash used in investing activities	—	(917)	(128)
Net cash provided by financing activities	—	3,027	423
Net increase(decrease) in cash and cash equivalents	55	(674)	(94)
Cash and cash equivalents at beginning of year	58	10,995	1,535
Cash and cash equivalents at end of year	113	10,321	1,441

Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures, and such investment is presented on the balance sheets as “Investments in subsidiaries” and the share of the subsidiaries’ profit or loss is presented as “Share of profits of subsidiaries and Consolidated VIEs” on the statements of operations.

The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements.

20. SUBSEQUENT EVENTS

On October 22, 2025, the board of directors of the Company has authorized a share repurchase program under which the Company may repurchase up to US$2 million worth of its ordinary shares (including in the form of American depositary shares) over a period until October 21, 2026.

The Company has assessed all events from June 30, 2025 up through December 3, 2025, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these unaudited interim condensed consolidated financial statements.